Star Equity Holdings, Inc.

53 Forest Avenue, Suite 101

Old Greenwich, CT 06870

March 30, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Rucha Pandit

Re:	Star Equity Holdings, Inc.

Registration Statement on Form S-3

Filed March 24, 2026

File No. 333-294548

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, Star Equity Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 1, 2026, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Baker & Hostetler LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Please contact Adam W. Finerman of Baker & Hostetler LLP at (212) 589-4233 or by email at afinerman@bakerlaw.com with any questions you may have concerning this request. We request that we be notified of such effectiveness by a telephone call to Mr. Finerman, and that such effectiveness also be confirmed in writing.

Thank you for your assistance in this matter.

Very truly yours,

Star Equity Holdings, Inc.

By:	Matthew K. Diamond
Matthew K. Diamond, Chief Accounting Officer

cc:	Adam W. Finerman, Baker & Hostetler LLP